EXHIBIT 99.2

BENTLEY'S E-COMMERCE PORTFOLIO EXPANDS
Wednesday, August 9, 2000 09:04 AM

LOS ANGELES--(BUSINESS WIRE)--Aug. 9, 2000--Bentley Communications Corp. (OTC Pink Sheets: BTLY) announced today that it has completed the acquisition of online shopping mall www.BuyNetPlaza.com from Nutek Inc. in exchange for 100,000 restricted shares.

"In our efforts to continue increasing shareholder value, Bentley is in talks for sale of the underlying technology of its former import/export site www.buynetonline.com, and will retain all current Internet location names, integrating them with BuynetPlaza.com functionally and operationally, as well as translating them into foreign languages. We are merging BuynetAuctions.com and BuynetB2B.com domain names with the site as well. This will present us with a well-rounded base foundation from which to base our E-commerce and International B2B undertakings," said Gordon F. Lee, Chairman & CEO.

Bentley's Board of Directors on Wednesday August 09, 2000 announced the appointment of Dr. Nguyen as its President. The Company also named Tristan Cavato as Chief Administrative Officer, with over fifteen years business experience, he also owns and manages Omni Short Film www.omnishortfilms.com. "As we head into the next phase of BTLY transformation, we need a new team of highly experienced business and technical professionals to focus on growth and shareholder value," said Dr. Nguyen, a new President. The Company also appointed Steven Chow as a VP Asian Sales and Marketing and Judy Liu as Assistant VP Asian Sales and Marketing. Both Mr. Steven Chow and Ms. Judy Liu have impressive background not just deep understanding of Asian cultures but business customs as well.

OTC Bulletin Board Re-Listing

Bentley is also pleased to announce that it has cleared all SEC comments and its lead market maker has submitted a Form 211 to the NASD for re-listing on the NASD OTC Bulletin Board. An exact date for the re-listing is not yet available. The company's ticker symbol will remain the same.
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"I expect financing and acquisitions will increase dramatically once we are back on the Bulletin Board. For example, we already have a written agreement in principle to acquire a clothing factory in Asia subject to our re-listing on the OTC Bulletin Board," said Gordon Lee. "These acquisitions will add millions to our balance sheet and will be part of our total vertical B2B/B2C integration strategy. We will sell directly to business and consumers from our factories in China, Taiwan and Hong Kong, whose clients have worldwide recognition and best of all, the products speak for themselves."

Any forward-looking statement in this news release is made pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties including economical and political factors, developments of the Chinese Internet market and changes in regulatory matters. The Company disclaims any obligation to update any such factors or to publicly announce results of any revision to the forward-looking statements contained herein to reflect future events or developments.

CONTACT: Bentley Communications Corp., Los Angeles
Gordon Lee, 310/342-0760
Fax: 310/342-0704
GordonLee@BentleyCommCorp.com
www.twirlme.com
www.bentleycommcorp.com
www.buynetplaza.com